Exhibit 99.3

Confidential

IMMUNOME, INC.
665 Stockton Drive
Exton, Pennsylvania 19341
June 29, 2023
Enavate Sciences, LP
106 W 56th Street (8th Floor)
New York, NY 10019
Re: Board Appointment Rights
Ladies and Gentlemen:
Reference is hereby made to the subscription agreement, dated as of June 29, 2023 (the “Subscription Agreement”), by and between Immunome, Inc. (the “Company”), and Enavate Sciences, LP (the “Enavate Investor”). This letter agreement (this “Agreement”) is being delivered in connection with the purchase by the Enavate Investor of shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”) and the Enavate Investor’s entry into the Subscription Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Subscription Agreement.
1.	Board Appointment Rights.
(a)
The Company shall appoint an individual (the “Appointed Director”) nominated by the Enavate Investor, who shall initially be James Boylan, to the Company’s board of directors initially as a Class III director (which class’s current term ends at the Company’s annual meeting of stockholders to be held in 2026), subject to the Closing and effective immediately on or after the Closing Date, by taking all necessary action by the Company or its board of directors to effect such appointment.

(b)
Upon the conclusion of each of the Appointed Director’s terms on the Company’s board of directors, the Company shall include the Appointed Director as a nominee in the Company’s slate of nominees for election as directors of the Company at the Company’s annual meeting of stockholders for the applicable year(s), and to use its reasonable efforts to cause the election of the Appointed Director and, in any event, the Company shall use substantially the same level of effort and provide substantially the same level of support with respect to the Appointed Director as is used and/or provided for the other director nominees of the Company with respect to the applicable meeting of stockholders and the election of the Company’s director nominees; provided that the Company’s board of directors determines in good faith and consistent with such directors’ fiduciary duties that such nominee meets the minimum qualifications established for director nominees as set forth in the Company’s Corporate Governance Guidelines as then in effect. Failure of the stockholders of the Company to elect the Appointed Director for one or more additional terms shall not, in and of itself, be deemed a breach of this Section 1.

(c)
Each Appointed Director shall (i) be subject to all of the Company’s policies, procedures, processes, codes, standards, guidelines and rules generally applicable to the Company’s directors, (ii) as a condition to his or her nomination and election to the Board of Directors, complete the Company’s standard director and officer questionnaire and furnish other reasonable and customary director documentation and information reasonably requested by the Company in connection with the election of members of the Company’s board of directors and generally applicable to the Company’s directors, (iii) qualify as an “independent director” as defined under the applicable listing standards and in accordance with applicable securities law, and (iv) shall be willing to serve on one or more committees of the board of directors.

(d)
The rights in this Section 1 shall terminate on the earlier to occur of (i) the occurrence of a Change of Control (as defined below); (ii) the date that the Enavate Investor (including Related Investors) holds less than 6.0% of the Company’s Common Stock; and (iii) the seven year anniversary of this Agreement (which anniversary the Company and Investor acknowledge will occur following the 2029 annual stockholder meeting at which the Class III directors, to the extent the Board of Directors is still classified, would be elected). For purposes of this Agreement, “Change of Control” means a sale, conveyance or other disposition of all or substantially all of the property or business of the Company (other than to a wholly-owned subsidiary of the Company), or a merger of consolidation with or into any other corporation or other business transaction or series of transactions as a result of which stockholders of the Company immediately prior to the transaction would hold less than a majority of the voting interests of the Company (or successor or parent company thereof) after the transaction; provided that a “Change of Control” shall not include (1) any transaction or series of related transaction principally for bona fide equity financing purposes or (2) the transactions contemplated by the Merger or the Subscription Agreement.

2.
Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

3.
Miscellaneous. This Agreement constitutes a valid and binding agreement of the Company and the Enavate Investor and shall survive the execution and delivery of the Subscription Agreement. In the event of any conflict between the provisions of this Agreement and the provisions of the Subscription Agreement, the provisions of this Agreement shall prevail and be given effect. This Agreement may be amended or modified only upon the written consent of both the Company and the Enavate Investor. The provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, agents, administrators and other legal representatives. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Pages Follow]

Very truly yours,

IMMUNOME, INC.

By: /s/ Purnanand D. Sarma
Name: Purnanand D. Sarma
Title: President and Chief Executive Officer

Agreed and Accepted:

ENAVATE SCIENCES, L.P. By: Enavate Sciences GP, LLC Its: General Partner

By: Enavate Sciences Holdings, LLC Its: Managing Member

By: /s/ James P. Boylan
Name: James P. Boylan
Title: Chief Executive Officer